1170 Kane Concourse, Suite 200
Bay Harbor, Florida 33154

February 24, 2025

Board of Directors
Lands' End, Inc.
1 Lands' End Lane
Dodgeville, Wisconsin

Dear Lands' End Board of Directors:

I believe that the time has come for Lands' End, Inc. ("**Lands' End**" or the "**company**") to unlock meaningful value for its stockholders by pursuing a sale to a buyer capable of paying a substantial premium over the current stock price. As the owner of approximately 55% of the company's outstanding common stock—held for over a decade—I am deeply invested in the success of Lands' End and firmly believe that a sale represents the best path forward to maximize shareholder value.

First, I would like to convey my admiration of Andrew McLean and the leadership team for driving significant operational improvements over the past two years. In particular, the company's improved gross margins reflect its significant brand value and heritage, while enhanced inventory management and sourcing strategies have meaningfully increased the company's return on investment and accelerated products timelines. These operational successes underscore the company's resilience and its potential for sustained growth and value creation.

Despite these successes, the company's stock price has remained stagnant, as the market does not seem to recognize or reward the company's intrinsic value or future potential. As outlined in Exhibit A, I believe the company has tremendous value that is not reflected in its current market price. In fact, despite strong financial performance and clear operational improvements, the company's stock is currently trading at around **$11 per share**, down nearly **50% from $20 per share in October 2024**. This decline is not due to a fundamental weakness, but rather a **lack of market recognition of the company's true value.** Given this continuing disconnect, I urge the Board to initiate a strategic sale process to maximize value for all shareholders.

A sale to a strategic buyer—one with established distribution and marketing advantages—could significantly accelerate growth and reduce operating costs. For example, a well-capitalized buyer with an extensive retail footprint and online presence could seamlessly integrate the company, leveraging synergies to unlock substantial additional value. I firmly believe that a sales process would yield a price well above the current market value and provide an attractive outcome for all shareholders.

To facilitate a successful process, I am prepared to fully support the company's efforts in identifying and engaging with potential buyers, leveraging my experience, industry relationships, and knowledge of the company's strengths to ensure the best possible outcome. I am committed

to working collaboratively with the Board and management to present the company's value proposition effectively and maximize interest from qualified buyers.

While my strong preference is for a full-company sale that benefits all shareholders, if the Board chooses not to pursue such a process, I intend to independently seek a buyer for my controlling interest at a fair and appropriate price.

I appreciate your time and consideration and look forward to your response.

Sincerely,

Edward S. Lampert

Exhibit A – My Views on Value

My view on the value and earning potential of the company is as follows:

Based on the company's publicly available guidance in its earnings release on December 5, 2024, I estimate that for fiscal year 2024, the company achieved:

- Revenues of approximately **$1.36 - $1.40 billion**
- Gross margin in the range of **47%**
- Gross profit of approximately **$653 million**
- SG&A expense of approximately **$528 million**
- Depreciation and amortization of approximately **$30 million**
- Adjusted EBITDA in the range of **$92.0 - $96.0 million**

Looking ahead, I believe the company has a strong foundation for growth. Over the next five years, the company should be capable of growing its sales by at least **50%** from **$1.4 billion to at least $2.1 billion**, while simultaneously achieving a gross margin of at least **50%**, resulting in an estimated gross profit of at least **$1.05 billion**.

Additionally, as sales grow, the company should be able to leverage its SG&A expenses to reduce the ratio from the high 30% range to the low 30% range. By taking advantage of the vast amounts of customer data it has accumulated over the years, the company can drive personalized engagement, improve inventory management, and support revenue growth at scale. Also, advancements in automation using recent developments in artificial intelligence and LLMs present a significant opportunity for the company to enhance its operating efficiency and optimize its expense leverage.

Considering the company's size and growth prospects, I believe that the company could ultimately command a 10-15x EBITDA multiple on a standalone basis, but could be valued higher to a strategic buyer.

Applying this valuation framework to the operational estimates described above, the company could achieve a valuation of approximately **$5.6 billion** in five years, implying a future per share price of **$180**, and **a current fair value of around $90 per share** after discounting back to today at a discount rate of 15% per year.

From my perspective, the market has overlooked significant areas of potential value creation for the company in the hands of the right buyer, including its ability to:

- Supplement an existing store network to quickly and significantly boost sales. For example, a retailer with hundreds of physical stores could incorporate Lands' End products into its stores to drive sales of Lands' End products to current Lands' End customers, attract existing customers of Lands' End to the retailer's existing stores and attract the retailer's existing customers to Lands' End products. This is true in the United States, and also in Europe and Asia;

- Develop new retail stores utilizing another company's or investor's real estate capabilities;

- Add new product categories that complement existing company strengths, such as outerwear and swimwear, athletic apparel, or shapeware and lingerie;

- Develop product categories that that the company historically explored, but never fully developed, including home furnishings; and

- Expand internationally. Lands' End historically has operated in the UK, Germany and Japan but has failed to expand its reach beyond those countries or to establish broader international wholesale and retail strategies.

New product categories and international expansion of the business are clear paths, some of which already have a demonstrated history of success within the company, to significantly drive growth. Moreover, the company can benefit from a sale to one or more companies or investors with these capabilities. Articulating such a framework to drive strategy and value is essential for Lands' End to achieve its potential value.

Cautionary Statement Regarding Forward-Looking Statements

This letter contains forward-looking statements that involve risks and uncertainties, including statements regarding the company's 2024 and future revenue, gross margin, gross profit, SG&A, depreciation and amortization, EBITDA, future events and operations, execution and expected results of its strategy, developments in artificial intelligence, and any potential sale process involving the company. These statements are only predictions and are not guarantees of future performance, actions or events. This letter generally identifies forward-looking statements by words such as "estimate," "could," "believe," "predict," "seek," "will," or comparable words. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if Mr. Lampert's underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Mr. Lampert intends the forward-looking statements to speak only as of the time made and does not undertake to update or revise them as more information becomes available, except as required by law.